MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

December 21, 2016

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The

Re:	The MainStay Funds (“Registrant”) (SEC File No. 333-214498) Response to Comments on the Registrant’s Information Statement/Prospectus on Form N-14 (“Information Statement/Prospectus”)

Dear Mr. Scott:

I am writing in response to comments provided to Corey F. Rose of Dechert LLP and me by telephone on December 7th and 8th, 2016, with respect to the Information Statement/Prospectus. The Information Statement/Prospectus was filed with the Securities and Exchange Commission on November 8, 2016. The Information Statement/Prospectus relates to the reorganization of MainStay High Yield Opportunities Fund with and into MainStay High Yield Corporate Bond Fund (the “Acquiring Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Information Statement/Prospectus, except as defined herein.

Comment 1: Ensure that the potential benefits of the Reorganization described in the question entitled “What are the potential benefits from the Reorganization?” are clearly discussed in the section relating to the factors considered by the Board with regard to the Reorganization. Also, clarify the Board considerations section to clearly indicate that the cost of the Reorganization will be borne by the High Yield Opportunities Fund.

Response: We revised the section relating to the factors considered by the Board with regard to the Reorganization as requested.

Comment 2: Confirm whether New York Life Investments may recoup any amounts of the contractual waiver/reimbursement in place for High Yield Opportunities Fund.

Response: New York Life Investments may not recoup any amounts of the contractual waiver/reimbursement in place for High Yield Opportunities Fund.

Comment 3: Include an estimate of the direct costs of the Reorganization in the question entitled “Who will bear the expenses of the Reorganization and related costs?”.

Response: We have revised this section to include an estimate of the direct costs of the Reorganization.

Comment 4: Include an estimate of brokerage fees and related expenses in the question entitled “Who will bear the expenses of the Reorganization and related costs?”. Also, include an estimate of the pre-Reorganization portfolio sales in dollar terms and as a percentage of MainStay High Yield Opportunities Fund assets.

Response: Following additional discussions with the portfolio management team for the High Yield Opportunities Fund, we learned that MacKay Shields does not anticipate purchasing or selling securities held by the High Yield Opportunities Fund specifically to align its portfolio with the Acquiring Fund prior to the Reorganization, although it reserves the right to do so. MacKay Shields may consider whether a portfolio security of the High Yield Opportunities Fund is compatible with the principal investment strategy of the Acquiring Fund to the extent that it sells securities in connection with redemptions. Thus, it is not anticipated that the High Yield Opportunities Fund will incur significant brokerage fees or other costs specifically in connection with portfolio transitioning in connection with the Reorganization. However, any such fees or other costs would be borne by the High Yield Opportunities Fund. We have revised our disclosure accordingly.

Comment 5: Revise the question entitled “Will the Reorganization create a taxable event?” to include an estimate of capital gains in dollar terms and as a percentage of MainStay High Yield Opportunities Fund assets.

Response: Please see our response to Comment 4.

Comment 6: Incorporate by reference the applicable semi-annual reports to shareholders for MainStay High Yield Opportunities Fund and the Acquiring Fund. Also, include the filing numbers for all documents that are incorporated by reference. Finally, confirm that filings incorporated by reference are the most current for MainStay High Yield Opportunities Fund and the Acquiring Fund.

Response: We have made the requested edits. We also confirm that that filings incorporated by reference are the most current for MainStay High Yield Opportunities Fund and the Acquiring Fund.

Comment 7: Remove the following language from the introductory paragraph of the Summary section:

“and is qualified in its entirety by reference to the more complete information contained herein.”

Response: We have revised this section as requested.

Comment 8: Provide specific information regarding timeframes in the Board consideration bullet point relating to past performance.

Response: We have revised this bullet point as requested.

Comment 9: If the Board considered brokerage costs or potential capital gains, please revise Board considerations section to include this information.

Response: We have not included information relating to brokerage costs or potential capital gains, as they are not anticipated to be material. Please see our response to Comment 4.

Comment 10: Include information regarding any adverse factors considered by the Board.

Response: The Registrant confirms that the section entitled “Background and Reasons for the Reorganization” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganization, including significant adverse factors.  However, the Registrant notes that, as indicated in this section of the Information Statement/Prospectus, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered.  Moreover, as is also indicated, individual Board members may have placed different weights on various factors and assigned different degrees of materiality to various conclusions.

Comment 11: Include the Board’s conclusion regarding any shareholder dilution.

Response: We have added the requested disclosure.

Comment 12: Revise the second sentence of the first paragraph of the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds:” to read as follows:

Fees and Expenses of the Funds are as of October 31, 2016.

Response: We have made the requested revision.

Comment 13: Update the information in the section entitled “Comparison of Fees and Expenses” to a more recent date.

Response: We have updated the information in this section to be as of October 31, 2016. All necessary references have been changed.

Comment 14: In the footnote to the applicable Fees and Expenses tables in the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds:” clarify what is meant by “certain” other qualified purchase and “certain” redemptions made within one year or cross-reference to a section of the Information Statement/Prospectus that contains more information.

Response: As discussed, we have included a cross reference to Appendix C – Shareholder Guide – Information on Sales charges, beginning on page C-11.

Comment 15: In the first paragraph of the section entitled “Comparison of Fees and Expenses – Example:” state that the expense example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: We have made the requested revisions.

Comment 16: Update the expense example information in the section entitled “Comparison of Fees and Expenses – Example:” to a more recent date. Also, clearly indicate this date for each table.

Response: We have updated the information in this section to be as of October 31, 2016 and have indicated the date for each table as requested.

Comment 17: Clarify the first paragraph following the numbered bullet points in the section entitled “Information About the Reorganization – Federal Income Tax Consequences”.

Response: We deleted the paragraph in question.

Comment 18: Include information regarding the impact of capital gains in the second paragraph following the numbered bullet points in the section entitled “Information About the Reorganization – Federal Income Tax Consequences”.

Response: We revised this section to indicate that as of the date of the Information Statement/Prospectus, MainStay High Yield Opportunities Fund does not have any undistributed investment company taxable income or realized capital gains.

Comment 18: Indicate in the Information Statement/Prospectus which Fund will be the accounting survivor of the Reorganization.

Response: We revised the disclosure to indicate that the Acquiring Fund will be the accounting survivor of the Reorganization.

Comment 19: Provide the information in the capitalization table as of a recent date.

Response: We have updated the information in this section to be as of November 21, 2016.

Comment 20: Include the financial highlights for MainStay High Yield Opportunities Fund in Appendix E.

Response: We revised Appendix E as requested.

Comment 21: Include the annual and semi-annual reports to shareholders for the Acquiring Fund in the list of documents that are incorporated by reference into the Statement of Additional Information. Also, include the filing numbers for all documents that are incorporated by reference.

Response: We revised the list of documents incorporated into the Statement of Additional Information as requested.

Comment 22: In the Pro Forma Financial Information, indicate which Fund will be the accounting survivor of the Reorganization.

Response: We revised the Pro Forma Financial Information as requested.

Comment 23: Indicate the assumed date of the Reorganization in the Pro Forma Financial Information.

Response: We revised the Pro Forma Financial Information as requested.

Comment 24: State that the Pro Forma Financial Information is unaudited.

Response: We revised the Pro Forma Financial Information as requested.

Comment 25: In the Pro Forma Financial Information, include an estimate of the direct costs of the Reorganization and how they will be borne.

Response: We revised the Pro Forma Financial Information as requested.

Comment 26: In the Pro Forma Financial Information, state the net assets of the Acquiring Fund and MainStay High Yield Opportunities Fund.

Response: We revised the Pro Forma Financial Information as requested.

Comment 27: In the Pro Forma Financial Information, include an estimate of brokerage fees and related expenses that are anticipated in connection with the Reorganization. Also include an estimate of capital gains in dollar terms and as a percentage of MainStay High Yield Opportunities Fund assets.

Response: We have not included information relating to brokerage costs or potential capital gains. Please see our response to Comment 4.

Comment 28: State that Management of the Funds has made certain estimates and assumptions relating to the reporting of assets, liabilities, income, and expenses to prepare the Pro Forma Financial Information in conformity with U.S. generally accepted accounting principles for investment companies

Response: We made the requested edit.

Comment 29: Indicate that direct costs of the Reorganization do not reflect brokerage fees and any related expenses.

Response: We made the requested edit.

Comment 30: Provide a revised consent of KPMG LLP, which includes the appropriate references to both the Acquiring Fund and MainStay High Yield Opportunities Fund.

Response: We will include in a pre-effective amendment to the N-14 a consent of KPMG LLP that is revised in accordance with this comment.

Comment 31:  Please provide a revised opinion of Dechert LLP that clarifies that the opinion may be relied upon by persons other than the Registrant and that the opinion is not specifically limited to as of the date thereof.  Reference is made to SEC Staff Bulletin 19 (Oct. 14, 2011).

Response:  We will include in a pre-effective amendment to the N-14 an opinion of Dechert LLP that is revised in accordance with this comment.

As requested, attached as Exhibit A to this letter is a marked copy of the Information Statement/Prospectus in PDF format showing all changes that were made.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary